# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Structure Therapeutics Inc., CIK 0001888886
CUSIP: 86366E106
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 601 GATEWAY BLVD SUITE 900, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001633313

## Reporting persons
- Avoro Capital Advisors LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 16,216,665; shared voting power 0; sole dispositive power 16,216,665; shared dispositive power 0; aggregate amount beneficially owned 16,216,665 (9.38% of the class)
  Comment: Represented by 5,405,555 ADSs (including 750,000 Ordinary Shares (represented by 250,000 ADSs) issuable upon exercise of options).
- Aghazadeh Behzad: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 16,216,665; shared voting power 0; sole dispositive power 16,216,665; shared dispositive power 0; aggregate amount beneficially owned 16,216,665 (9.38% of the class)
  Comment: Represented by 5,405,555 ADSs (including 750,000 Ordinary Shares (represented by 250,000 ADSs) issuable upon exercise of options).

## Item 1. Issuer
Name of issuer: Structure Therapeutics Inc.
Address of issuer's principal executive offices: 601 Gateway Blvd., Suite 900, South San Francisco, California 94080

## Item 2. Person Filing
Name of person filing:
This statement is filed by: (i) Avoro Capital Advisors LLC, a Delaware limited liability company ("Avoro"), which provides investment advisory and management services and has acquired American Depositary Shares, each representing three ordinary shares, par value $0.0001 per share ("Ordinary Shares") of Structure Therapeutics, Inc., a Cayman Islands exempted company (the "Company") and call options to purchase ADSs, solely for investment purposes on behalf of Avoro Life Sciences Fund LLC, a Delaware limited liability company, and (ii) Behzad Aghazadeh ("Dr. Aghazadeh," and together with Avoro, the "Reporting Persons"), who serves as the portfolio manager and controlling person of Avoro.

The filing of this statement should not be construed as an admission that any Reporting Person is, for purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 86366E106 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, which are quoted on the Nasdaq Global Market under the trading symbol "GPCR." Each ADS represents three (3) Ordinary Shares.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 110 Greene Street, Suite 800, New York, NY 10012.
Citizenship: Avoro is a Delaware limited liability company. Dr. Aghazadeh is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 172,793,818 Ordinary Shares outstanding as of July 31, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the Securities and Exchange Commission on August 6, 2025.
Percent of class: 9.38%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). Avoro Life Sciences Fund LLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Ordinary Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Avoro Capital Advisors LLC: /s/ Scott Epstein, Scott Epstein, Chief Operating Officer & Chief Compliance Officer (11/14/2025)
- Aghazadeh Behzad: /s/ Behzad Aghazadeh, Behzad Aghazadeh, Individually (11/14/2025)